[CBOE GLOBAL MARKETS, INC. LETTERHEAD]

April 13, 2018

Ms. Shannon Sobotka

Staff Accountant

Office of Real Estate and Commodities

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0404

Re:          Cboe Global Markets, Inc.

Form 10-K for the fiscal year ended December 31, 2017

Filed February 22, 2018

Form 8-K filed on February 9, 2018

File No. 001-34774

Dear Ms. Sobotka:

On behalf of Cboe Global Markets, Inc. (the “Company”), we hereby respond to the comments provided by the Staff of the Securities and Exchange Commission (the “Commission”) in its letter dated April 2, 2018.  For ease of reference, we have set forth your comment in bold below, with the Company’s response following the comment.

Form 8-K filed February 9, 2018

Exhibit 99.1

Combined Reconciliations, page 13

1.        We note your presentation of adjusted combined income statement reconciliations for the twelve months ended December 31, 2017 and 2016 and the three months ended December 31, 2016. Please tell us how your presentation complies with Question 102.10 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations issued on October 17, 2017.

Response: We respectfully acknowledge the Staff’s comment regarding the adjusted combined income statement reconciliation on page 15 of Exhibit 99.1. In response to the Staff’s comment, we will revise the adjusted combined income statement reconciliation section of our earnings release filed as Exhibit 99.1 (the “Exhibit”) to Form 8-K in future filings to exclude net revenue line items and other line items not impacted by non-GAAP adjustments. We will also change the formatting of the schedule to make it evident that the Exhibit is not an income statement by moving the non-GAAP reconciliation line items below the combined results presentation.

We acknowledge our responsibility for the accuracy and adequacy of our disclosures. If you have any questions or would like to discuss this response, please contact the undersigned at 312-786-5600.

Sincerely,

CBOE GLOBAL MARKETS, INC.

By:	/s/ Brian N. Schell
Brian N. Schell
Executive Vice President, Chief Financial Officer
and Treasurer